UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A
For the fiscal semiannual period ended June 30, 2019
BRIX REIT, INC.
(Exact name of registrant as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3090 Bristol Street, Suite 550
Costa Mesa, CA 92626
(Full mailing address of principal executive offices)
(855) 742-4862
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations
We currently are offering, pursuant to Regulation A of the Securities Act, up to $50,000,000 in shares of our common stock, including any shares that may be sold pursuant to our distribution reinvestment plan and such shares are being offered exclusively through the online investment platform: www.richuncles.com. An investment in our common shares involves substantial risks. Investors should carefully consider the risk factors in addition to the other information contained in our offering circular before purchasing shares. The occurrence of the stated risks might cause investors to lose a significant part, or all, of their investment. The risks and uncertainties discussed in the offering circular are not the only ones we face but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition.
Some statements in this semiannual report constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied by these forward-looking statements, and you are cautioned not to place undue reliance on any forward-looking statements included in this semiannual report. Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time-to-time and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual future results to be materially different from those expressed or implied by any forward-looking statements. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. We qualify all of our forward-looking statements by these cautionary statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•
Our ability to effectively deploy the proceeds raised in our offering of shares of our common stock pursuant to Regulation A promulgated under the Securities Act of 1933, as amended (the “Securities Act”);

•
We have limited prior operating history and established financing sources, and the prior performance of real estate investment programs sponsored by affiliates of our sponsor, BrixInvest, LLC, may not be an indication of our future results;

•
Risks of security breaches through cyber-attacks, cyber intrusions or otherwise, as well as other significant disruptions of our information technology networks and related systems, could adversely affect our business and results of operations;

•	Risks and uncertainties related to the start-up and “blind pool” nature of our business;

•	Risks and uncertainties related to the national and local economies and the real estate industry in general and in our specific markets;

•	Volatility in the capital markets;

•	Rising interest and insurance rates;

•	Competition from other properties and our inability to obtain new tenants on favorable terms, or at all, upon the expiration of existing leases;

•	Availability and terms of capital and financing, both to fund our operations and to refinance our indebtedness as it matures;

•	Legislative or regulatory changes, including changes to laws governing tenant businesses, construction and real estate investment trusts;

•
Changes in student housing or other policies adopted by the colleges and universities or changes in the residential, multi-family housing, quick service restaurants ("QSRs"), grocery/convenience stores ("GC-Stores") and fitness centers ("FCs") property markets;

•	Our possible failure to qualify as a real estate investment trust and the risk of changes in laws affecting real estate investment trusts;

•	Our dependence upon key personnel whose continued service is not guaranteed;

•	Our ability to identify, hire and retain highly qualified executives in the future;

•	Availability of appropriate property acquisition targets;

•	The financial condition and liquidity of, or disputes with, any joint venture partners;

•	Changes in U.S. generally accepted accounting principles;

•	Changes in our credit ratings;

•	Potential liability for uninsured losses and environmental liabilities;

•	Potential need to fund improvements or other capital expenditures out of operating cash flow;

•	We may not be able to attain or maintain profitability; and

•	We may not generate cash flows sufficient to pay our distributions to stockholders or meet our debt service obligations.

The following discussion of our financial condition and results of operations should be read in conjunction with our condensed financial statements and the related notes. Unless otherwise indicated, latest results discussed below are as of June 30, 2019. The condensed financial statements included in this filing as of and for the six months ended June 30, 2019 are unaudited and may not include year-end adjustments necessary to make such financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make the interim statements of operations not misleading. As used herein, the words "we," "us," "our," and "the Company" refer to BRIX REIT, Inc.
Overview
Management’s discussion and analysis of financial condition and results of operations are based upon our unaudited condensed financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances.
BRIX REIT, Inc. was incorporated on October 30, 2017 under the laws of the State of Maryland. We were incorporated under the name RW Holdings Student Housing REIT, Inc., and we changed our name to Brix Student Housing REIT, Inc. on March 16, 2018 and again on December 13, 2018 to our present name, BRIX REIT, Inc. We expect to invest in existing, purpose-built student housing properties in proximity to major U.S. universities and colleges, more traditional residential, multi-family properties, single-tenant income-producing retail and commercial properties such as quick service restaurants, convenience stores, grocery stores, fitness centers, and other investments near colleges and universities or in other locations with above average concentrations of younger demographic profiles commensurate with Millennial and Generation Z related activities.
Although we are not limited as to the form our investments may take, our investments in real estate will generally constitute acquiring fee title or interests in entities that own and operate our investments in real estate. We will make acquisitions of our real estate investments directly or indirectly through limited liability companies or limited partnerships, or through investments in joint ventures, partnerships, tenants-in-common, co-tenancies or other co-ownership arrangements with other owners of properties, affiliates of our advisor or other persons.
Our business is externally managed by our advisor, Brix Student Housing Operator, LLC ("Advisor"), which is wholly owned by our sponsor, BrixInvest, LLC ("Sponsor"). Our Advisor will manage our portfolio of core real estate properties and real estate related assets and will also provide asset-management and other administrative services on our behalf. Our Advisor is paid certain fees as set forth in Notes 3, 4 and 6 to our condensed financial statements.
On November 11, 2017, we filed an offering circular on Form 1-A with the Securities and Exchange Commission (the "SEC") pursuant to Regulation A under the Securities Act, also known as "Reg A+," to register a public offering of a maximum of $50,000,000 of shares of our common stock for sale to the public (the "Offering"). We obtained our notice of qualification from the SEC for this Offering Circular on April 16, 2018 and commenced selling our shares of common stock on April 23, 2018. We obtained a notice of qualification from the SEC for the annual renewal of our Offering Circular on June 18, 2019. We historically have not retained a broker-dealer to offer our shares. Rather, we have offered our shares directly to the public. However, in connection with our Sponsor's settlement of the SEC investigation described below and in Note 7 to the condensed financial statements, we will be retaining a broker-dealer to offer our shares upon reopening the Offering which was recently suspended as described below.
We employ investor relations personnel on payroll, but the expense is completely reimbursed to us by our Sponsor as part of the organizational and offering services they provide to us. Our Sponsor manages our organization and the Offering and provides marketing, administrative services and the funds for investor relations. Our Sponsor is entitled to reimbursement of such expenses, but reimbursement shall not exceed an amount equal to 3% of gross Offering proceeds. Certain of our directors and executive officers are also directors, managers and executive officers of our Sponsor, our Advisor and their affiliates.
We expect to use substantially all of the net proceeds from the Offering to acquire and manage a portfolio of residential student housing properties, more traditional residential, multi-family properties, single-tenant income-producing retail and commercial properties such as quick service restaurants, convenience stores, grocery stores, fitness centers, and other investments near colleges and universities or in other locations with above average concentrations of younger demographic profiles commensurate with Millennial and Generation Z related activities. We plan to diversify our portfolio by geography, investment size and investment risk with the goal of acquiring a portfolio of income-producing student housing or multi-family housing properties and related real estate investments that provide attractive and stable returns to our stockholders.

Our investment objectives and policies may be amended or changed at any time by our board of directors. Although we have no plans at this time to change any of our investment objectives, our board of directors may change any and all such investment objectives, if it believes such changes are in the best interests of our stockholders. We intend to notify our stockholders of any change to our investment policies by disclosing such changes in a public filing such as an offering circular supplement, or through other filings with the SEC, as appropriate.
We intend to elect to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code, beginning with the taxable year ended December 31, 2018. If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. If we fail to qualify for taxation as a REIT in any year after electing REIT status, our income will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four-year period following our failure to qualify. Such an event could materially and adversely affect our net income and cash available for distribution to our stockholders. However, we believe that we will be organized and will operate in a manner that will enable us to qualify for treatment as a REIT for federal income tax purposes beginning with our taxable year ended December 31, 2018, and we intend to continue to operate so as to remain qualified as a REIT for federal income tax purposes thereafter.
Temporary Suspension of the Offering, Distribution Reinvestment Plan and Share Repurchase Program
Our Sponsor recently announced that they have entered into a contribution agreement with RW Holdings NNN REIT, Inc. ("NNN REIT") whereby our Sponsor would contribute substantially all of its assets to NNN REIT's Operating Partnership ("NNN OP"), including our Advisor and the advisory agreement we have entered into with our Advisor. Concurrent with NNN REIT’s suspension of its offering, and given the pendency of the NNN REIT self-management transaction, we have also chosen to suspend our offering as we assess our external advisor options, which could include negotiating a new advisory agreement or continuing with our existing Advisor. After we conclude our assessment of the various options, we will update our SEC filings to report the determination of our board of directors.
On September 20, 2019, we filed a Form 1-U dated September 19, 2019 announcing that effective on the close of business on September 18, 2019 we temporarily suspended the Offering of our common stock and will defer any capital inflows until we announce a decision with regard to the retention of an external advisor. We also announced that our distribution reinvestment plan ("DRP") has been temporarily suspended and during the suspension all future distributions shall be paid to our stockholders in cash. In addition, the share repurchase program ("SRP") will be temporarily suspended effective on October 19, 2019. The Offering, DRP and SRP will remain suspended until such time, if any, as the board of directors, in its discretion, may approve their reinstatement, at which time stockholders enrolled in the DRP will again automatically purchase shares pursuant to such program and will again be eligible to participate in the SRP, unless otherwise determined by our board of directors.
SEC Settlement and Engagement of Registered Broker Dealer
As disclosed in our Offering Circular, the SEC has been conducting a non-public fact-finding inquiry regarding REITs that are affiliated with our Sponsor. While we were not a formal named party in this inquiry, information has been provided by the Sponsor relating to our “testing the waters” announcements that were published prior to the commencement of our public stock offering.
Recently, our Sponsor proposed a settlement of the investigation to the SEC and, on September 26, 2019, the SEC accepted the settlement and entered an order (the “Order”) instituting proceedings against our Sponsor pursuant to Section 8A of the Securities Act and Section 21C of the Exchange Act. We are not a party to the settlement and we understand that the staff of the enforcement division of the SEC does not to intend to recommend any action against us.
Under the settlement, our Sponsor, without denying or admitting any substantive findings in the Order, consented to entry of the Order, finding violations by it of Section 5(b)(1) of the Securities Act and Section 15(a) of the Exchange Act. The Order does not find that our Sponsor violated any anti-fraud provisions of the federal securities laws or any other law and does not find any criminal violations or any scienter based violation involving the offer and sale of securities.
Under the terms of the Order, our Sponsor agreed to (i) cease-and-desist from committing or causing any future violations of Section 5(b) of the Securities Act and Section 15(a) of the Exchange Act, (ii) pay to the SEC a civil money penalty in the amount of $300,000 within 14 days of the entry of the Order, and (iii) undertake that any real estate investment trust which is or was formed, organized, or advised by it, including us, will not distribute securities except through a registered broker-dealer. Although we are not a party to the settlement or the Order, our Sponsor’s undertaking in the Order will result in the securities we issue in the Offering being distributed only through a registered broker-dealer.

Investment Objectives and Strategy
Investment Objectives
Our primary investment objectives are:

•	to provide investors with attractive and stable cash distributions; and

•	to preserve and return investors' investment.
We will also seek to realize growth in the value of our investment by timing the sale of the properties to maximize asset value. We may return all or a portion of investments in connection with the sale of the REIT or its investments. Alternatively, stockholders may be able to obtain a return of all, or a portion, of their investment in connection with the sale of shares. Though we intend to make monthly distributions to our stockholders from cash flow from our operations, we may be unable or will be limited in our ability to make distributions.
Investment Strategy
Our investment strategy is to acquire a high quality, well designed and well-located portfolio of properties and investments that meet our acquisition criteria that include quality student housing properties, more traditional residential, multi-family properties, single-tenant income-producing retail and commercial properties such as QSRs, GC-Stores, FCs, and other investments in locations with above average concentrations of younger demographic profiles commensurate with Millennial and Generation Z related activities.
We will also seek to acquire investments in properties that possess sound market fundamentals but are under-performing and would benefit from re-positioning, renovation and/or improved property management. Conversely, subject to appropriate market conditions, we may dispose of certain properties. We will continually assess all of our properties, the markets in which they are located and the communities that they serve, to determine if any dispositions are necessary or appropriate.
In selecting a potential property for acquisition, we and our Advisor consider a number of factors, including, but not limited to, the following:

•	tenant creditworthiness;

•	lease terms, including length of lease term, scope of landlord responsibilities, and frequency of contractual rental increases;

•	projected demand in the area;

•	a property’s geographic location and type;

•	proposed purchase price, terms and conditions;

•	historical financial performance;

•	a property’s physical location, visibility, curb appeal and access;

•	construction quality and condition;

•	potential for capital appreciation;

•	demographics of the area, neighborhood growth patterns, economic conditions, and local market conditions;

•	potential capital reserves required to maintain the property;

•	the potential for the construction of new properties in the area;

•	evaluation of title and obtaining of satisfactory title insurance; and

•	evaluation of any reasonable ascertainable risks such as environmental contamination.
There is no limitation on the number, size or type of properties that we may acquire or on the percentage of net Offering proceeds that may be invested in any particular property type or single property. The number and mix of properties will depend upon real estate market conditions and other circumstances existing at the time of acquisition and the amount of proceeds of this offering.
While initial purchases of properties will be funded with funds received from the sale of shares, we anticipate incurring mortgage debt (not to exceed 75% of the total value of all of our properties) and pledging such properties as security for that debt to obtain funds to acquire additional properties.
We cannot assure, however, that any of the properties we acquire will result in the attainment of benefits discussed in the investment objectives above.

Liquidity and Capital Resources
Our proceeds from shares of common stock sold in the Offering will be used primarily for (i) property acquisitions; (ii) capital expenditures; (iii) payment of principal on our outstanding indebtedness; and (iv) payment of fees to our Advisor. Our cash needs for the purchase of real estate properties and other real estate investments will be funded primarily from shares sold, including those offered for sale through our distribution reinvestment plans, or from debt proceeds including from our Line of Credit.
Through June 30, 2019, we have sold 2,202,232 shares of common stock in this Offering, including 54,452 shares of common stock sold under our distribution reinvestment plan for aggregate offering proceeds of $11,011,159.
We have a line of credit agreement (the "Line of Credit") with Pacific Mercantile Bank that provides for a $5,000,000 unsecured credit facility, which was extended on September 9, 2019 and matures on October 15, 2020. The Line of Credit initially provided for a one-year $6,000,000 unsecured credit facility and was reduced to $5,000,000 on April 30, 2019 (see Note 5 to our condensed financial statements for more details). The Line of Credit was initially used to fund the acquisition of our 31.6% interest in ACA Stadium View through a draw of $6,000,000 on April 17, 2018. This amount was repaid in full in November 2018. On June 11, 2019, we acquired an approximate 36,000 sq. ft. retail property for $12,375,000 located in Fort Worth, Texas leased to 24 Hour Fitness USA, Inc. The contract purchase price was primarily funded with a $5,000,000 draw under the Line of Credit facility and a mortgage loan of $6,187,500 secured by this property. As of June 30, 2019, our outstanding borrowing under the mortgage loan was $6,187,500. As of June 30, 2019 and December 31, 2018, our outstanding net borrowings under the Line of Credit were $5,000,000 and $0, respectively.
The following table summarizes our cash flow activity for the six months ended June 30, 2019 and 2018:

	2019	2018
Net cash provided by (used in) operating activities	$116,592	$(63,990)
Net cash used in investing activities	$(12,555,807)	$(5,899,069)
Net cash provided by financing activities	$13,682,965	$6,446,114
Cash Flows from Operating Activities
During the six months ended June 30, 2019, net cash provided by operating activities was $116,592. This amount reflects our net loss of $502,040, largely offset by the non-cash charges incurred of $236,962 related to our non-cash loss from investments in unconsolidated entities, depreciation and amortization, stock compensation expense and amortization of deferred financing costs; distributions of $185,681 received from recent investments in unconsolidated entities; and net changes in working capital of $195,989 resulting from increases in accounts payable and due to affiliates, offset in part by the increase in tenant receivables and prepaid and other assets. Going forward, we will need to make additional investments in quality real estate assets in order to achieve continued positive cash flows from operating activities. There can be no assurance that positive cash flows will be achieved.
During the six months ended June 30, 2018, net cash used in operating activities was $63,990. This amount reflects our net loss of $214,235, partially offset by non-cash charges incurred of $111,572 related to our non-cash loss from investment in unconsolidated entity, amortization of deferred financing costs and stock compensation expense, distributions of $39,888 received from the investment in unconsolidated entity; and net changes in working capital which used cash of $1,215 due to an increase in prepaid expenses offset by increases in accounts payable and due to affiliates.
Cash Flows from Investing Activities
Net cash used in investing activities was $12,555,807 for the six months ended June 30, 2019 and consisted of the following:

•
$12,423,807 for acquisition of a real estate investment in the 24 Hour Fitness property in Fort Worth, Texas, including $48,807 of capitalized closing costs for the real estate investment (our Advisor’s acquisition fee of $371,250 was accrued as of June 30, 2019 and was paid in August 2019); and

•
$132,000 for an investment in an unconsolidated entity invested in a student housing property at the University of Texas in Austin, Texas (our Advisor’s acquisition fee of $3,960 was accrued as of June 30, 2019 and was paid in September 2019).

Net cash used in investing activities was $5,899,069 for the six months ended June 30, 2018 and consisted of the following:

•	$5,506,667 for the investment in ACA Stadium View, including $6,667 of capitalized legal fees incurred for the investment; and

•	$392,402 for the payment of acquisition fees to advisor.
Cash Flows from Financing Activities
Net cash provided by financing activities was $13,682,965 for the six months ended June 30, 2019 and consisted of the following:

•	$6,187,500 of proceeds from the 24 Hour Fitness property mortgage note payable; and

•	$5,000,000 of proceeds from our Line of Credit; partially offset by

•	$136,877 for payments of deferred financing costs related to the mortgage for the 24 Hour Fitness property and our Line of Credit;

•	$3,250,461 of proceeds from issuance of common stock and investors deposits; partially offset by payments for offering costs of $103,269;

•	$412,629 for repurchases of common stock; and

•	$102,221 of cash distributions paid to common stockholders.
Net cash provided by financing activities was $6,446,114 for the six months ended June 30, 2018 and consisted primarily of the following:

•	$3,143,504 of proceeds from issuance of common stock and investors deposits, partially offset by payments for offering costs of $86,926;

•	$6,000,000 of proceeds from unsecured credit facility, partially offset by principal payments aggregating $2,587,004 and deferred financing cost payments of $21,500; and

•	$1,902 of cash distributions paid to common stockholders.
Results of Operations
We obtained our notice of qualification for the Offering from the SEC on April 16, 2018 and obtained a notice of qualification renewal from the SEC on June 18, 2019. On April 23, 2018, we made our initial investment of $5,500,000 to acquire an approximate 31.6% interest in ACA Stadium View Student Housing DST, a Delaware statutory trust. We also made three smaller investments in student housing properties consisting of: (a) $75,000 to acquire an approximate 0.5% interest in AC Prado, a limited liability company formed under the Delaware Limited Liability Company Act on September 18, 2018, (b) $200,000 to acquire an approximate 1.0% interest in ACA Illinois, a Delaware statutory trust on December 24, 2018 and (c) $132,000 to acquire an approximate 1.0% interest in AC Villas, LLC on January 30, 2019.
On June 11, 2019, we acquired an approximate 36,000 sq. ft. retail property located in Fort Worth, Texas leased to 24 Hour Fitness USA, Inc. for a contract purchase price of $12,375,000. The property’s double net lease has a base lease term which expires on March 31, 2027 and includes four five-year renewal options to extend the term of the lease. These investments are discussed in more detail in Notes 3 and 4 to our condensed financial statements.
Comparison of the Six Months Ended June 30, 2019 to the Six Months Ended June 30, 2018
Rental income
Rental income, which includes tenant reimbursements, was $54,302 for the six months ended June 30, 2019. This represents 19 days of income from the 24 Hour Fitness property that we acquired on June 11, 2019. We did not own any rental property during the six months ended June 30, 2018.
Fees to affiliates
Fees to affiliates were $72,355 and $31,482 for the six months ended June 30, 2019 and 2018, respectively. The increase of $40,873 or 129.8% period-over-period primarily reflects the full six months of asset management fees incurred in the first half of 2019 to our advisor for the investments discussed above compared to approximately two and a half months of asset management fees incurred in the first half of 2018. The amount of our asset management fee is equal to 0.1% per month of the total investment value of the assets.

General and administrative
General and administrative expenses were $367,697 and $101,695 for the six months ended June 30, 2019 and 2018, respectively. The increase of $266,002 or 261.6% period-over-period reflects the full six months of general and administrative expenses incurred in the first half of 2019 primarily for payroll of investor relations personnel, board of directors' stock compensation, directors and officers insurance premiums and legal fees compared to approximately two and a half months of general and administrative expenses in the first half of 2018.
Depreciation and amortization
Depreciation and amortization were $19,094 for the six months ended June 30, 2019. This represents 19 days of depreciation and amortization from the 24 Hour Fitness property that we acquired on June 11, 2019. We did not own any rental property that was subject to depreciation and amortization during the six months ended June 30, 2018.
Interest expense
Interest expense was $42,836 and $59,604 for the six months ended June 30, 2019 and 2018, respectively. The decrease of $16,768 or 28.1% period-over-period was due to no borrowings under our unsecured credit facility from January 1, 2019 through June 11, 2019 compared to $6,000,000 of borrowings under our unsecured credit facility from April 23, 2018 through June 30, 2018, which we used to acquire the 31.56% interest in ACA Stadium View in April 2018. For the period June 12 to 30, 2019, we incurred interest expense on our mortgage loan payable of $6,187,500 and the $5,000,000 draw under our unsecured credit facility used to fund the acquisition of the 24 Hour Fitness property.
Property expenses
Property expenses were $57 for the six months ended June 30, 2019. We did not own any rental property during the six months ended June 30, 2018. The minor amount of property expenses during the current year period is due to the short period of ownership for the double net lease on the 24 Hour Fitness property.
Expenses reimbursed by Sponsor or affiliates
Expenses reimbursed by affiliates were $139,691 and $67,430 for the six months ended June 30, 2019 and 2018, respectively. The increase of $72,261 or 107.2% period-over-period reflects the full six months of expenses reimbursed by affiliates which primarily relates to payroll of investor relations personnel in the first half of 2019 compared to approximately two and a half months of expenses reimbursed by affiliates in the first half of 2018. These reimbursed expenses are recorded in general and administrative expenses as discussed above (see Note 6 to our condensed financial statements for more details).
Other expense (income), net
Loss from investments in unconsolidated entities amounted to $195,082 and $88,884 for the six months ended June 30, 2019 and 2018, respectively. The loss from investments in unconsolidated entities primarily reflects the depreciation on the Stadium View property, along with interest expense and other expenses in excess of revenue.
We are not aware of any other material trends or uncertainties, other than national economic conditions affecting real estate properties in general, that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operations of our properties.
Organization and Offering Costs
Our organizational and offering costs are paid by our Sponsor on our behalf. Offering costs include all expenses incurred in connection with this offering, including investor relations payroll expenses. Other organizational and offering costs include all expenses incurred in connection with our formation, including, but not limited to legal fees, federal and state filing fees, and other costs to incorporate. During the Offering, we are obligated to reimburse our Sponsor for organizational and offering costs related to the Offering paid by them on our behalf provided such reimbursement does not exceed 3% of gross offering proceeds raised in the Offering as of the date of the reimbursement.

As of June 30, 2019 and December 31, 2018, we had not incurred any organization and offering costs related to the offering as all such costs had been funded by our Sponsor. As a result, these organization and offering costs related to the offering are not recorded in our condensed financial statements as of June 30, 2019 and December 31, 2018 other than to the extent of 3% of the gross offering proceeds. Through June 30, 2019, our Sponsor had incurred organization and offering costs on our behalf of $1,874,473 in connection with our Offering. Through June 30, 2019, we had recorded $330,335 of organizational and offering costs, of which $2,013 was payable to our Sponsor or affiliates as of June 30, 2019.
Distributions and Suspension of DPR
While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions to our stockholders monthly in arrears; however, our board of directors may declare other periodic distributions as circumstances dictate. In order that stockholders may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. During the Offering, when we may raise capital more quickly than we acquire income producing assets, and from time-to-time during our operational stage, we may not pay distributions solely from our cash flow from operating activities, in which case distributions may be paid in whole or in part from the deferral of fees otherwise due to our advisor, if so elected by our Advisor.
Going forward, we expect our board of directors to continue to declare cash distributions based on daily record dates and to pay these distributions on a monthly basis, and after our offering to continue to declare stock distributions based on a single record date as of the end of the month and to pay these distributions on a monthly basis. Cash distributions will be determined by our board of directors based on our financial condition and such other factors as our board of directors deems relevant.
While we have historically paid at an annualized dividend rate of 6.0%, our board of directors has no pre-established percentage rate of return for stock distributions or cash distributions to stockholders. We have not established a minimum distribution or distribution level, and our charter does not require that we make distributions to our stockholders other than as necessary to meet IRS REIT qualification standards.
On May 19, 2018, we declared our first distribution to stockholders of record as of the close of business on each day of the period commencing on April 23, 2018 and ended on April 30, 2018. Since then, we have declared monthly distributions for stockholders of record as of the close of business for each day from May 1, 2018 through December 31, 2018 and from January 1, 2019 through September 30, 2019. The distributions are payable to stockholders of record as of the close of business on each day of the distribution period.
Since cash flows from operating activities have not been sufficient to cover distributions during our offering stage, our Advisor agreed to defer asset management fees of $159,208 and waived the amount totaling $24,119 through June 30, 2019 to fund distributions and operating activities.
Distributions declared, distributions paid and cash flow (used in) provided by operations were as follows for the period January 1, 2019 to June 30, 2019 and April 23, 2018 to December 31, 2018:

					Cash Flows
					(Used in)
	Total	Distributions			Provided by
	Distributions	Declared Per	Cash Distributions Paid (c)(d)		Operating
Period Covered	Declared	Share	Cash	Reinvested	Activities
January 1 to June 30, 2019 (a)	$279,006	$0.1500	$102,221	$161,569	$116,592
Total	$279,006	$0.1500	$102,221	$161,569	$116,592

April 23 to June 30, 2018	$7,272	$0.0567	$1,902	$5,370	$(63,990)
July 1 to December 31, 2018 (b)	173,868	0.1500	32,759	105,317	54,371
Total	$181,140	$0.2067	$34,661	$110,687	$(9,619)

(a)
Additional accrued distributions payable amounted to $15,216 as of June 30, 2019. The source of our distribution payments was our Advisor’s deferral of $72,355 of asset management fees, along with distributions received from our investments in unconsolidated entities totaling $185,681 for the period January 1, 2019 to June 30, 2019.

(b)
Distributions declared includes $35,767 of distributions for January 2019 which were declared on December 21, 2018. Total accrued distributions payable amounted to $35,792 as of December 31, 2018. The source of our distribution payments was our Advisor’s deferral of asset management and acquisition fees, along with distributions received from our investments in unconsolidated entities totaling $226,798 for the period May 1, 2018 to December 31, 2018.

(c)	Distributions are paid on a monthly basis. In general, distributions for record dates as of the end of a given month are paid on or about the 21st of the following month.

(d)	See details of distributions declared in the chart below.
The following distributions were paid subsequent to June 30, 2019:

	Declaration	Distributions	Distributions
Distribution Period	Date	Date	Paid
June 1-30, 2019	March 28, 2019	July 22, 2019	$50,953
July 1-31, 2019	June 25, 2019	August 21, 2019	55,177
August 1-31, 2019	June 25, 2019	September 18, 2019	59,015
Total			$165,145
The following chart details the distributions that we have declared since we commenced operations:

	Rate Per	Declaration	Payment	Annualized
Distribution Period	Share Per Day	Date	Date (1)	Yield (2)
2019:
January 1-31, 2019	$0.00080645	December 21, 2018	February 21, 2019	6.0%
February 1-28, 2019	$0.00089286	January 31, 2019	March 21, 2019	6.0%
March 1-31, 2019	$0.00080645	February 27, 2019	April 16, 2019	6.0%
April 1-30, 2019	$0.00082190	March 28, 2019	May 21, 2019	6.0%
May 1-31, 2019	$0.00082190	March 28, 2019	June 21, 2019	6.0%
June 1-30, 2019	$0.00082190	March 28, 2019	July 22, 2019	6.0%
July 1-31, 2019	$0.00081522	June 25, 2019	August 21, 2019	6.0%
August 1-31, 2019	$0.00081522	June 25, 2019	September 18, 2019	6.0%
September 1-30, 2019	$0.00081522	June 25, 2019	October 21, 2019 (3)	6.0%
October 1-31, 2019	$0.00080645	September 25, 2019	November 21, 2019 (3)	6.0%
2018:
April 23-30 2018	$0.00083333	May 19, 2018	May 21, 2018	6.0%
May 1-31, 2018	$0.00080645	May 31, 2018	June 21, 2018	6.0%
June 1-30, 2018	$0.00083333	May 31, 2018	July 23, 2018	6.0%
July 1-31, 2018	$0.00080645	June 28, 2018	August 21, 2018	6.0%
August 1-31, 2018	$0.00080645	July 30, 2018	September 21, 2018	6.0%
September 1-30, 2018	$0.00083333	September 4, 2018	October 22, 2018	6.0%
October 1-31, 2018	$0.00080645	September 25, 2018	November 26, 2018	6.0%
November 1-30, 2018	$0.00083333	October 29, 2018	December 21, 2018	6.0%
December 1-31, 2018	$0.00080645	November 29, 2018	January 21, 2019	6.0%

(1)	Distributions are paid on a monthly basis. In general, distributions for record dates as of the end of a given month are paid on or about the 21st of the following month.

(2)
Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $5.00 per share purchase price. While the board of directors is under no obligation to do so, each annualized basis return assumes that the board of directors would declare distributions in the future which are similar to the distributions for each period presented. There can be no assurance that the board of directors will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Expected payment date.
Effective as of September 18, 2019, the Board has temporarily suspended the DRP. Pursuant to the suspension of the DRP, beginning September 19, 2019, all future distributions shall be paid to our stockholders in cash. The DRP will remain suspended until such time, if any, as the Board, in its discretion, may approve its reinstatement, at which time stockholders enrolled in the DRP will again automatically purchase shares pursuant to such program, unless otherwise determined by our board of directors.

The suspension of the DRP is in response to the recent announcement by our Sponsor that they have entered into a contribution agreement with NNN REIT whereby our Sponsor would contribute substantially all of its assets to NNN OP, including our Advisor and the advisory agreement we have entered into with our Advisor. Therefore, we require sufficient time within which to consider our external advisor options, which could include negotiating a new advisory agreement or continuing with our existing Advisor.
Share Repurchase Program and Pending Suspension of the Program
We have adopted the share repurchase program in order to provide our stockholders with some liquidity that may enable them to sell their shares of common stock to us in limited circumstances. The Board may, in its sole discretion, amend, suspend, or terminate the SRP at any time. Reasons we may amend, suspend or terminate the SRP include (i) to protect our operations and our remaining stockholders, (ii) to prevent an undue burden on our liquidity, (iii) to preserve our status as a REIT, (iv) following any material decrease in our net asset value, or (v) for any other reason.
Through June 30, 2019, we repurchased 113,089 shares of our common stock for $565,443. A valid repurchase request is one that complies with the applicable requirements and guidelines of our current SRP.
The Board has temporarily suspended the SRP effective on October 19, 2019. Redemption requests submitted prior to October 19, 2019 will be honored in accordance with the terms of the SRP. The SRP will remain suspended until such time, if any, as the Board may approve their reinstatement at which time stockholders will again be eligible to participate in the SRP, unless otherwise determined by the Board.
The suspension of the SRP is in response to the recent announcement by our Sponsor that they have entered into a contribution agreement with NNN REIT whereby our Sponsor would contribute substantially all of its assets to NNN OP, including our Advisor and the advisory agreement we have entered into with our Advisor. Therefore, we require sufficient time within which to consider our external advisor options, which could include negotiating a new advisory agreement or continuing with our existing Advisor.
Employees
As of June 30, 2019 and December 31, 2018, we had two and four investor relations personnel employed with us, respectively.
Related Party Arrangements
For further information regarding related party arrangements, please see Note 6 to our condensed financial statements.
Market Outlook and Trends
Both the investing and leasing environments are highly competitive. While there has been an increase in the amount of capital flowing into the U.S. real estate markets, which resulted in an increase in real estate values in certain markets, the uncertainty regarding the economic and political environment has made businesses reluctant to make long-term commitments or changes in their business plans. Recent acceleration of the trade war between the U.S. and China has increased the level of uncertainty and could ultimately lead to recession. The inverted yield curve could also be an indicator of a future recession. Potential declines in economic conditions could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio, which could have the following negative effects on us: the values of our investments in commercial properties could decrease below the amounts paid for such investments; and/or revenues from our properties could decrease due to fewer tenants and/or lower rental rates, making it more difficult for us to pay dividends or meet our debt service obligations on debt financing.
Volatility in global markets and changing political environments can cause fluctuations in the performance of the U.S. commercial real estate markets. Economic slowdowns in Europe, China and Japan are likely to negatively impact growth of the U.S. economy. Political uncertainties both home and abroad may discourage business investment in real estate and other capital spending. Possible future declines in rental rates and expectations of future rental concessions, including free rent to renew tenants early, to retain tenants who are up for renewal or to attract new tenants, may result in decreases in cash flows from investment properties. Increases in the cost of financing due to higher interest rates may cause difficulty in refinancing debt obligations prior to maturity at terms as favorable as the terms of existing indebtedness. Market conditions can change quickly, potentially negatively impacting the value of real estate investments. Management continuously reviews our investment and debt financing strategies to optimize our portfolio and the cost of our debt exposure.

Recent financial conditions affecting commercial real estate, including student housing real estate, have been stable with low treasury rates and increased lending from banks, insurance companies and commercial mortgage backed securities ("CMBS") conduits. Nevertheless, the debt market remains sensitive to the macro environment, such as Federal Reserve policy, market sentiment or regulatory factors affecting the banking and CMBS industries. While we currently expect that financial conditions will remain favorable during the remainder of 2019 and early 2020, if they were to deteriorate, we may experience more stringent lending criteria, which may affect our ability to finance property acquisitions or refinance any debt at maturity. Additionally, for properties for which we are able to obtain financing, the interest rates and other terms on such loans may be unacceptable. We expect to manage the current mortgage lending environment by considering alternative lending sources, including securitized debt, fixed rate loans, borrowings on a line of credit, short-term variable rate loans, assumed mortgage loans in connection with property acquisitions, interest rate lock or swap agreements, or any combination of the foregoing.
Commercial real estate and student housing fundamentals continue to remain stable, as job creation has supported gains in office absorption, retail sales and warehouse distribution. Although commercial property construction activity has increased, it remains near historic lows; as a result, incremental demand growth has helped to reduce vacancy rates and support modest rental growth. Improving fundamentals have resulted in gains in property values. However, future increases in interest rates or a downturn in the economy could have a negative impact on property values.
While we are experiencing stable commercial real estate and student housing fundamentals, certain of the student housing markets in which we operate may experience increases in new on-campus collegiate housing provided by colleges and universities and off-campus collegiate housing provided by private owners. These additional collegiate housing both on- and off-campus can create competitive pressure on rental rates and occupancy. In addition, changes in enrollment at the colleges and universities we serve can have a negative impact on both rental rates and occupancy.
Risk Factors
We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading "Risk Factors" contained in our Offering Circular dated and filed with the SEC on April 17, 2018, as amended and/or supplemented from time-to-time (the "Offering Circular"). Our most recent Offering Circular was filed with the SEC on June 17, 2019 with Amendment No.3 to Form 1-A POS, subject to SEC qualification, and may be accessed here: https://www.sec.gov/Archives/edgar/data/1723028/000114420419031176/tv523584_partiiandiii.htm.
The Offering Circular may be updated from time-to-time with future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our shares of common stock.
Item 2. Other Information
None.

Item 3. Condensed Financial Statements (Unaudited)
BRIX REIT, Inc.

BRIX REIT, Inc.
Condensed Balance Sheets
(Unaudited)

	June 30,	December 31,
	2019	2018
Assets

Real estate investment:
Land	$2,964,202	$—
Building and improvements	8,818,811	—
Tenant origination and absorption costs	1,012,044	—
Total investment in real estate property	12,795,057	—
Accumulated depreciation and amortization	(19,094)	—
Total investment in real estate property, net	12,775,963	—
Investments in unconsolidated entities, net	5,463,511	5,708,314
Total real estate investments, net	18,239,474	5,708,314
Cash and cash equivalents	2,116,012	872,262
Tenant receivable	3,882	—
Prepaid and other assets	5,172	5,554
Due from affiliates (Note 6)	—	51,698
Total assets	$20,364,540	$6,637,828
Liabilities and Stockholders' Equity

Mortgage note payable, net	$6,054,996	$—
Unsecured credit facility, net	4,998,741	—
Accounts payable, accrued and other liabilities	164,067	70,808
Share repurchases payable	111,424	35,074
Due to affiliates (Note 6)	562,062	113,199
Total liabilities	11,891,290	219,081

Commitments and contingencies (Note 7)

Redeemable common stock	1,321,207	35,923

Stockholders' equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding as of June 30, 2019 and December 31, 2018	—	—
Common stock, $0.001 par value, 10,000,000 shares authorized, 2,104,143 and 1,503,390 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively	2,104	1,503
Additional paid-in capital, net	8,772,227	7,222,563
Cumulative distributions and net losses	(1,622,288)	(841,242)
Total stockholders' equity	7,152,043	6,382,824
Total liabilities and stockholders' equity	$20,364,540	$6,637,828
See accompanying notes to condensed financial statements.

BRIX REIT, Inc.
Condensed Statements of Operations
(Unaudited)

	Six Months Ended June 30,
	2019	2018
Rental income	$54,302	$—

Expenses:
Fees to affiliates (Note 6)	72,355	31,482
General and administrative	367,697	101,695
Depreciation and amortization	19,094	—
Interest expense	42,836	59,604
Property expense	57	—
Total expenses	502,039	192,781
Less: Expenses reimbursed by Sponsor or affiliates (Note 6)	(139,691)	(67,430)
	362,348	125,351

Other expense (income), net:
Interest income	(1,088)	—
Loss from investments in unconsolidated entities	195,082	88,884
Other expense, net	193,994	88,884
Net loss	$(502,040)	$(214,235)

Net loss per share, basic and diluted	$(0.27)	$(1.61)

Weighted-average number of common shares outstanding, basic and diluted	1,860,924	132,691

Distributions declared per common share	$0.1500	$0.0567
See accompanying notes to condensed financial statements.

BRIX REIT, Inc.
Condensed Statements of Stockholders' Equity
Six Months Ended June 30, 2019 and 2018
(Unaudited)

					Additional	Cumulative	Total
	Preferred Stock		Common Stock		Paid-in	Distributions	Stockholders'
	Shares	Amount	Shares	Amount	Capital	and Net Loss	Equity
Balance, December 31, 2018	—	$—	1,503,390	$1,503	$7,222,563	$(841,242)	$6,382,824
Issuance of common stock	—	—	682,219	682	3,410,413	—	3,411,095
Stock compensation expense	—	—	3,600	4	17,996	—	18,000
Offering costs	—	—	—	—	(104,567)	—	(104,567)
Reclassification to redeemable common stock	—	—	—	—	(1,361,634)	—	(1,361,634)
Repurchases of common stock	—	—	(85,066)	(85)	(412,544)	—	(412,629)
Distributions declared	—	—	—	—	—	(279,006)	(279,006)
Net loss	—	—	—	—	—	(502,040)	(502,040)
Balance, June 30, 2019	—	$—	2,104,143	$2,104	$8,772,227	$(1,622,288)	$7,152,043

					Additional	Cumulative	Total
	Preferred Stock		Common Stock		Paid-in	Distributions	Stockholders'
	Shares	Amount	Shares	Amount	Capital	and Net Loss	Equity
Balance, December 31, 2017	—	$—	200	$—	$1,000	$—	$1,000
Issuance of common stock	—	—	606,725	606	3,033,018	—	3,033,624
Stock compensation expense	—	—	3,600	4	17,996	—	18,000
Offering costs	—	—	—	—	(91,009)	—	(91,009)
Reclassification to redeemable common stock	—	—	—	—	(33,033)	—	(33,033)
Repurchases of common stock	—	—	(12)	—	(58)	—	(58)
Distributions declared	—	—	—	—	—	(36,711)	(36,711)
Net loss	—	—	—	—	—	(214,235)	(214,235)
Balance, June 30, 2018	—	$—	610,513	$610	$2,927,914	$(250,946)	$2,677,578
See accompanying notes to condensed financial statements.

BRIX REIT, Inc.
Condensed Statements of Cash Flows
(Unaudited)

	Six Months Ended June 30,
	2019	2018
Cash Flows from Operating Activities:
Net loss	$(502,040)	$(214,235)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	19,094	—
Stock compensation expense	18,000	18,000
Deferred rent	(3,882)	—
Amortization of deferred financing costs	8,668	4,688
Loss from investments in unconsolidated entities	195,082	88,884
Distributions from investments in unconsolidated entities	185,681	39,888
Changes in operating assets and liabilities:
Increase in tenant receivable and prepaid and other assets	(5,172)	(12,414)
Increase in accounts payable, accrued and other liabilities	77,108	6,200
Increase in due to affiliates, net	124,053	4,999
Net cash provided by (used in) operating activities	116,592	(63,990)

Cash Flows from Investing Activities:
Acquisition of real estate investment	(12,423,807)	—
Investments in unconsolidated entities	(132,000)	(5,506,667)
Payment of acquisition fees to affiliates	—	(392,402)
Net cash used in investing activities	(12,555,807)	(5,899,069)

Cash Flows from Financing Activities:
Proceeds from mortgage note payable	6,187,500	—
Borrowings from unsecured credit facility	5,000,000	6,000,000
Repayments from unsecured credit facility	—	(2,587,004)
Payments of deferred financing costs	(136,877)	(21,500)
Proceeds from issuance of common stock	3,249,526	3,028,254
Payments of offering costs to affiliate	(103,269)	(86,926)
Investors deposits	935	115,250
Repurchases of common stock	(412,629)	(58)
Distributions paid to common stockholders	(102,221)	(1,902)
Net cash provided by financing activities	13,682,965	6,446,114
Net increase in cash and cash equivalents	1,243,750	483,055
Cash and cash equivalents, beginning of period	872,262	1,000
Cash and cash equivalents, end of period	$2,116,012	$484,055

Supplemental Disclosure of Cash Flow Information:
Interest paid	$—	$62,996

Supplemental Schedule of Noncash Financing Activities:
Reclassifications to redeemable common stock	$1,361,634	$19,727
Increase in share repurchases payable	$76,350	$13,306
Distributions reinvested in common stock	$161,569	$5,370
Increase in accrued distributions payable	$15,216	$29,439
See accompanying notes to condensed financial statements.

BRIX REIT, Inc.
Notes to Condensed Financial Statements
(Unaudited)
Note 1. Business and Organization
BRIX REIT, Inc. (the "Company") was incorporated on October 30, 2017 under the laws of the State of Maryland. The Company was incorporated under the name RW Holdings Student Housing REIT, Inc., and changed its name to Brix Student Housing REIT, Inc. on March 16, 2018 and again on December 13, 2018 to its present name, BRIX REIT, Inc. The Company was originally formed primarily to invest in existing purpose-built student housing properties in proximity to major U.S. universities and colleges, as well as multi-family housing properties that meet its investment criteria. The change to its present name reflects the Company’s intention to make investments beyond student housing and other multi-tenant residential properties by expanding its investment criteria to include the following: (i) quick service restaurants; along with other casual dining concepts; (ii) convenience stores, which may or may not include a gas station component; (iii) fitness centers; and (iv) youth-oriented fixed income and equity security investments. The Company will make acquisitions of real estate investments directly or indirectly through limited liability companies or limited partnerships, or through investments in joint ventures, partnerships, tenants-in-common, co-tenancies or other co-ownership arrangements with other owners of properties, affiliates of its advisor or other persons.
The Company’s overall objective is to invest in real estate assets with a long-term view towards making regular cash distributions and generating capital appreciation. The Company intends to qualify as a real estate investment trust for federal income tax purposes beginning with the taxable year ended December 31, 2018. It is externally managed by its advisor, Brix Student Housing Operator, LLC (the "Advisor"), which is wholly-owned by BrixInvest, LLC (the "Sponsor").
The Company has the authority to issue 20,000,000 shares of stock, consisting of 10,000,000 shares of common stock, $0.001 par value per share and 10,000,000 shares of preferred stock, $0.001 par value per share. The minimum investment is $5.00. On November 11, 2017, the Company filed an offering circular with the Securities and Exchange Commission (the "SEC") pursuant to Regulation A under the Securities Act, also known as "Reg A+" to publicly offer 10,000,000 shares of its common stock for a price equal to $5.00 per share (the "Offering"). The Company obtained its notice of qualification from the SEC on April 16, 2018 and commenced selling shares of its common stock on April 23, 2018.
On April 16, 2019, the Company temporarily suspended the Offering of its common stock and deferred any capital inflow until the announcement of its next target property acquisition, during which time, an annual renewal filing of the Company's offering circular was submitted to the SEC for qualification. Following the Company’s acquisition of the 24 Hour Fitness property on June 11, 2019, the annual renewal of the Company's Offering Statement on Form 1-A was qualified by the SEC on June 18, 2019. The Company reopened its Regulation A-Tier 2 common stock offering on June 19, 2019.
The Company's Sponsor recently announced that they have entered into a contribution agreement with RW Holdings NNN REIT, Inc. ("NNN REIT") whereby its Sponsor would contribute substantially all of its assets to NNN REIT's Operating Partnership ("NNN OP"), including the Company's Advisor and the advisory agreement the Company has entered into with its Advisor. Concurrent with NNN REIT’s suspension of its offering, and given the pendency of the NNN REIT self-management transaction, the Company has also chosen to suspend its offering as the Company assesses its external advisor options, which could include negotiating a new advisory agreement or continuing with its existing Advisor. After the Company concludes its assessment of the various options, the Company will update its SEC filings to report the determination of the Company's board of directors.
On September 20, 2019, the Company filed a Form 1-U dated September 19, 2019 announcing that effective on the close of business on September 18, 2019 the Company temporarily suspended the Offering of its common stock and will defer any capital inflows until the Company announces a decision with regard to the retention of an external advisor. The Company also announced that its distribution reinvestment plan ("DRP") has been temporarily suspended and during the suspension all future distributions shall be paid to the Company’s stockholders in cash. In addition, the share repurchase program ("SRP") will be temporarily suspended effective on October 19, 2019. The Offering, DRP and SRP will remain suspended until such time, if any, as the board of directors, in its discretion, may approve their reinstatement, at which time stockholders enrolled in the DRP will again automatically purchase shares pursuant to such program and will again be eligible to participate in the SRP, unless otherwise determined by the Company’s board of directors.
On March 28, 2019, the board of directors of the Company approved an amendment to the Company’s SRP that increased the limitation on the number of shares that the Company can repurchase from 5% of the weighted average number of shares of common stock outstanding during the prior calendar year to 20% of the weighted average number of shares of common stock outstanding during the prior 12 months.

Through June 30, 2019, the Company had sold 2,202,232 shares of common stock in the Offering, including 54,452 shares of common stock sold under its distribution reinvestment plan for aggregate offering proceeds of $11,011,159.
Note 2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying condensed financial statements are unaudited and have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") for interim financial statements and the rules and regulations of the SEC. The financial statements include all the accounts of the Company. Accordingly, they do not contain all information and footnotes required by GAAP for annual financial statements pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading. Such unaudited condensed financial statements and accompanying notes are the representations of the Company’s management, which is responsible for their integrity and objectivity. These unaudited condensed financial statements should be read in conjunction with the December 31, 2018 audited financial statements included in the Company’s Form 1-K filed with the SEC on April 29, 2019.
The accompanying unaudited condensed financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which are normal and recurring, necessary to fairly state its financial position, results of operations and cash flows. The December 31, 2018 condensed balance sheet included herein was derived from the audited financial statements but does not include all disclosures or notes required by GAAP for complete financial statements.
Use of Estimates
The preparation of the condensed financial statements and accompanying notes thereto in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.
Revenue Recognition
Effective January 1, 2018, the Company adopted Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU No. 2014-09"). The Company had no operations prior to January 1, 2018.
Based on the Company’s evaluation of contracts within the scope of ASU No. 2014-09, revenue that is impacted by ASU No. 2014-09 includes revenue generated by sales of real estate, other operating income and tenant reimbursements for substantial services earned at the Company’s properties. Such revenue is recognized when the services are provided and the performance obligations are satisfied. The Company’s adoption of ASU No. 2014-09 did not have a significant impact on its financial statements.
The Company will recognize rental income from tenants under operating leases on a straight-line basis over the noncancelable term of the lease when collectability of such amounts is reasonably assured. Recognition of rental income on a straight-line basis includes the effects of rental abatements, lease incentives and fixed and determinable increases in lease payments over the lease term. If the lease provides for tenant improvements, management of the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or by the Company.
When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance (including amounts that the tenant can take in the form of cash or a credit against its rent) that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;

•	whether the amount of a tenant improvement allowance is in excess of market rates;

•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

•	whether the tenant improvements are unique to the tenant or general-purpose in nature; and

•	whether the tenant improvements are expected to have any residual value at the end of the lease.

Tenant reimbursements of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the expenses are incurred and presented gross if the Company is the primary obligor and, with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk. In instances where the operating lease agreement has an early termination option, the termination penalty is based on a predetermined termination fee or based on the unamortized tenant improvements and leasing commissions.
The Company will evaluate the collectability of rents and other receivables on a regular basis based on factors including, among others, payment history, credit rating, the asset type, and current economic conditions. If the Company’s evaluation of these factors indicates it may not recover the full value of the receivable, it will provide an allowance against the portion of the receivable that it estimates may not be recovered. This analysis requires the Company to determine whether there are factors indicating a receivable may not be fully collectible and to estimate the amount of the receivable that may not be collected.
In addition, with respect to tenants in bankruptcy, management will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, the Company will record a bad debt allowance for the tenant’s receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments.
Fair Value Measurements and Disclosures
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy, which is based on three levels of inputs, the first two of which are considered observable and the last unobservable, that may be used to measure fair value, is as follows:
Level 1: quoted prices in active markets for identical assets or liabilities;
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and
Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The fair value for certain financial instruments is derived using a combination of market quotes, pricing models, and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:
Cash and cash equivalents; tenant receivable, prepaid and other assets; accounts payable, accrued and other liabilities; share repurchases payable; due to/from affiliates and redeemable common stock: These balances approximate their fair values due to the short maturities of these items.
Mortgage Note Payable: The fair value of the Company’s mortgage note payable is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.
Unsecured credit facility: The fair value of the Company’s unsecured credit facility approximates its carrying value as the interest rates are variable and the balances approximate their fair values due to the short maturities of this facility.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Cash and cash equivalents are stated at cost, which approximates fair value. The Company’s cash and cash equivalents balance may exceed federally insurable limits. The Company intends to mitigate this risk by depositing funds with major financial institutions; however, these cash balances could be negatively impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets.
Real Estate Investment
Real Estate Acquisition Valuation
The Company records acquisitions that meet the definition of a business as a business combination. If the acquisition does not meet the definition of a business, the Company records the acquisition as an asset acquisition. Under both methods, all assets acquired and liabilities assumed are measured based on their acquisition-date fair values. The acquisition during the six months ended June 30, 2019 was treated as asset acquisition. Transaction costs that are related to a business combination are charged to expense as incurred. Transaction costs that are related to an asset acquisition are capitalized as incurred. The Company assesses the acquisition date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.
The Company records above-market and below-market in-place lease values for acquired properties based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of above-market in-place leases plus any extended term for any leases with below-market renewal options. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining noncancelable terms of the respective lease, including any below-market renewal periods.
The Company estimates the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease up periods.
The Company amortizes the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining term of the respective lease.
Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. Therefore, the Company classifies these inputs as Level 3 inputs. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income (loss).
Depreciation and Amortization
Real estate costs related to the acquisition and improvement of properties are capitalized and depreciated or amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset and are expensed as incurred. Significant replacements and betterments are capitalized. The Company anticipates the estimated useful life of its real estate property to be as follows:

Building, Improvements and Intangibles	Estimated Useful Life
Building	40 years
Site improvement	Shorter of 10 years or remaining lease term
Tenant improvement	Shorter of 8 years or remaining lease term
Tenant origination and absorption costs, and above-/below-market lease intangible	Shorter of 8 years or remaining lease term

Impairment of Real Estate and Related Intangible Assets
The Company monitors events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the property. If, based on the analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment charge to the extent the carrying value exceeds the estimated fair value of the asset.
Investments in Unconsolidated Entities
The Company accounts for investments that do not have a readily determinable fair value and over which the Company does not have the ability to exercise significant influence and has virtually no influence over operating and financial policies using the cost method of accounting. Under the cost method of accounting, distributions from the investments are recognized as distribution income when received to the extent they represent net accumulated earnings of the investee since the initial recognition of the investment. Distributions received in excess of net accumulated earnings are recognized as a reduction in the carrying amount of the investment as such distributions represent a return of investment. Cost method investments are evaluated on a semi-annual basis to determine whether there are declines in fair value of the cost method investment which are determined to be other-than-temporary. Other-than-temporary declines in fair value are recognized as impairment charges through earnings.
The Company accounts for investments in entities over which it has the ability to exercise significant influence under the equity method of accounting. Under the equity method of accounting, an investment is initially recognized at cost and is subsequently adjusted to reflect the Company’s share of earnings or losses of the investee. The investment is also increased for additional amounts invested and decreased for any distributions received from the investee. Equity method investments are reviewed periodically for impairment whenever events or circumstances indicate that the carrying amount of the investment might not be recoverable. If an equity method investment is determined to be other-than-temporarily impaired, the investment is reduced to fair value and an impairment charge is recorded through earnings.
Concentration of Risk
The Company currently maintains substantially all of its cash with a major financial institution. At times, the cash balances exceed the amount insured by the Federal Deposit Insurance Corporation, however, the Company believes it places cash balances with quality financial institutions that limits its credit risk.
The Company’s current investments include a 24 Hour Fitness property located in Texas and student housing properties located in Iowa, Illinois, and in Austin and San Antonio, Texas. Accordingly, there is a geographic concentration of risk dependent on these local economies and related university systems. Additionally, each of the Company’s student housing investments held as of June 30, 2019, are with Arrimus Capital Advisor, LLC, , a Delaware limited liability company ("Arrimus"), a related party, or its affiliates and accordingly there is a concentration of risk associated with the management of these investments. As of June 30, 2019, the Company’s net investments in the 24 Hour Fitness property and in ACA Stadium View Student Housing DST, as further discussed in Notes 3 and 4, respectively, were for $12,775,963 and $5,044,301, which aggregate approximately 87.5% of the Company’s total assets.
Distributions
The Company intends to elect to be treated as a REIT beginning with the taxable year ended December 31, 2018. In order to qualify as a REIT for federal income tax purposes, the Company must distribute at least 90% of its taxable income (excluding capital gains) to its stockholders and meet certain other requirements. The Company intends, although is not legally obligated, to continue to make regular monthly distributions to holders of its shares at least at the level required to maintain REIT status unless the results of operations, general financial condition, general economic conditions or other factors inhibit the Company from doing so. Distributions are authorized at the discretion of the Company’s board of directors, which is directed, in substantial part, by its obligation to cause the Company to comply with the REIT requirements of the Internal Revenue Code.

Distribution Reinvestment Plan
The Company has adopted a Distribution Reinvestment Plan ("DRP") through which common stockholders may elect to reinvest any amount up to the distributions declared on their shares in additional shares of the Company’s common stock in lieu of receiving cash distributions. Participants in the distribution reinvestment plan will acquire common stock at a price per share equal to the price to acquire a share of common stock in the Offering. The initial price per share in the Offering, and as of the date of these financial statements, is $5.00 per share. The price may be adjusted during the course of the Offering on an annual basis to equal the estimated Net Asset Value ("NAV") per share commencing after the first year that the Company's board of directors has determined that its real estate portfolio has sufficiently stabilized for the purposes of a meaningful valuation, which the Company anticipates will occur after it has owned greater than a 50% interest in a property, directly or indirectly through a joint venture or other investment vehicle, for a period of 12 months.
Related Party Transactions
The Company records all related party fees as incurred, subject to certain limitations described in the Company’s Advisory Agreement (see Note 6).
Redeemable Common Stock
The Company has adopted a SRP that enables stockholders to sell their stock to the Company in limited circumstances. The share repurchase price at any given time will equal the most recently published NAV (and if none, then $5.00 per share) less an administrative charge of 3% of the share repurchase price proceeds if the shares are owned for less than one year, 2% if the shares are owned less than two years but greater than one year, and 1% if the shares are owned for less than three years but greater than two years. There is no administrative charge for shares held for at least three years.
Stockholders who wish to have their shares repurchased through the SRP must notify the Company by three business days before the end of the month for their shares to be repurchased by the third business day of the following month. The SRP provides that share repurchases may be funded by (a) distribution reinvestment proceeds, (b) the prior or future sale of shares, (c) indebtedness, including a line of credit and traditional mortgage financing, and (d) asset sales.
Shares will be repurchased if, in the opinion of the Advisor, there are sufficient reserves with which to repurchase shares and at the same time maintain the then-current plan of operation. The board may amend, suspend or terminate the SRP upon 30 days’ notice to stockholders, provided that the Company may increase the funding available for the repurchase of shares pursuant to the SRP upon ten business days’ notice to the stockholders.
To the extent the board of directors determines that there is sufficient available cash for redemptions, the shares will be repurchased subject to the limit that, during any 12-month period, redemptions will not exceed 20% of the weighted-average number of shares of common stock outstanding during the prior 12 months. This limitation was increased from 5% of the weighted average number of shares of common stock outstanding effective March 28, 2019.
Income Taxes
The Company intends to elect to be taxed as a REIT for U.S. federal income tax purposes under Section 856 through 860 of the Internal Revenue Code of 1986, as amended, and intends to operate as such beginning with its taxable year ended December 31, 2018. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including meeting various tests regarding the nature of its assets and its income, the ownership of its outstanding stock and distribution of at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP).
As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying distributions to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.
The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. The Company not has been assessed interest or penalties by any major tax jurisdictions.

Other Comprehensive Loss
For the six months ended June 30, 2019 and 2018, other comprehensive loss is the same as net loss.
Per Share Data
Basic earnings per share is calculated by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share of common stock equals basic earnings per share of common stock, as there were no potentially dilutive securities outstanding during the six months ended June 30, 2019 and 2018.
Recent Accounting Pronouncements
New Accounting Standard Issued and Adopted
Effective January 1, 2019, the Company adopted Financial Accounting Standards Board ("FASB") ASU No. 2016-02 "Leases (Topic 842)" and the related FASB ASU Nos. 2018-10, 2018-11, 2018-20 and 2019-01, which provide practical expedients, technical corrections and improvements for certain aspects of ASU 2016-02, on a modified retrospective basis (collectively "Topic 842"). Topic 842 establishes a single comprehensive model for entities to use in accounting for leases and supersedes the previously existing leasing guidance. Topic 842 applies to all entities that enter into leases. Lessees are required to report assets and liabilities that arise from leases. Lessor accounting has largely remained unchanged; however, certain refinements were made to conform with revenue recognition guidance, specifically related to the allocation and recognition of contract consideration earned from lease and non-lease revenue components. The Company currently does not have any exposure to Topic 842 from the perspective of a lessee as the operating lease is borne by the Sponsor. The Company's exposure to Topic 842 is primarily as a lessor. The Company has elected to apply the applicable practical expedients provided by Topic 842.
Lessor Accounting
As a lessor, the Company’s lease with a tenant generally provides for the lease of real estate property, as well as common area maintenance, property taxes and other recoverable costs. Under Topic 842, the lease of space is considered a lease component while the common area maintenance, property taxes and other recoverable costs billings are considered nonlease components, which fall under revenue recognition guidance in Topic 606. However, upon adopting the guidance in Topic 842, the Company determined that its tenant leases met the criteria to apply the practical expedient provided by ASU 2018-11 to recognize the lease and non-lease components together as one single component. This conclusion was based on the consideration that 1) the timing and pattern of transfer of the nonlease components and associated lease component are the same, and 2) the lease component, if accounted for separately, would be classified as an operating lease. As the lease of property is the predominant component of the Company’s leasing arrangement, the Company accounted for the lease and nonlease components as one-single component under Topic 842. As a result, the adoption of Topic 842 did not have any impact on the Company’s timing or pattern of recognition of rental revenues as compared to previous guidance. To reflect recognition as one lease component, rental income and tenant reimbursements and other lease related property income that meet the requirements of the practical expedient provided by ASU 2018-11 have been combined under rental income subsequent to the adoption of Topic 842 for the six months ended June 30, 2019 in the Company’s condensed statements of operations. For the six months period ended June 30, 2019, tenant reimbursements included in rental income amounted to $3,947. For the six months ended June 30, 2018, the Company did not own any real estate investment property.
Leasing Costs
Under Topic 842, initial direct costs for both lessees and lessors would include only those costs that are incremental to the arrangement and would not have been incurred if the lease had not been obtained. As a result, the Company will charge to expense internal leasing costs and third-party legal leasing costs as incurred. These expenses will be included in legal leasing costs under general and administrative expenses in the Company's condensed statements of operations. During the six months ended June 30, 2019, the Company did not incur any indirect leasing costs.

Allowances for Tenant and Deferred Rent Receivables
Upon the adoption of Topic 842 on January 1, 2019, the Company’s determination of the adequacy of its allowances for tenant receivables includes a binary assessment of whether or not the amounts due under a tenant’s lease agreement are probable of collection. For such amounts that are deemed probable of collection, revenue continues to be recorded on a straight-line basis over the lease term. For such amounts that are deemed not probable of collection, revenue is recorded as the lesser of (i) the amount which would be recognized on a straight-line basis or (ii) cash that has been received from the tenant, with any tenant and deferred rent receivable balances charged as a direct write-off against rental income in the period of the change in the collectability determination. In addition, for tenant and deferred rent receivables deemed probable of collection the Company also may record an allowance under other authoritative GAAP depending upon the Company’s evaluation of the individual receivables, specific credit enhancements, current economic conditions, and other relevant factors. Such allowances are recorded as increases or decreases through rental income in the Company’s condensed statements of operations.
New Accounting Standard Recently Issued and Not Yet Adopted
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for the timing of transfers between levels and the valuation processes for Level 3 fair value measurements. It also adds a requirement to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and to disclose the range and weighted average of significant unobservable inputs used to develop recurring and nonrecurring Level 3 fair value measurements. For certain unobservable inputs, entities may disclose other quantitative information in lieu of the weighted average if the other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop the Level 3 fair value measurement. In addition, public entities are required to provide information about the measurement uncertainty of recurring Level 3 fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date. ASU 2018-13 is effective for the Company beginning January 1, 2020. Entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Company is still evaluating the impact of adopting ASU No. 2018-13 on its financial statements.
Note 3. Real Estate Investment, Net
The following table provides summary information regarding the Company’s real estate investment portfolio as of June 30, 2019:

Property	Location	Acquisition Date	Property Type	Land, Buildings and Improvements	Tenant Origination and Absorption Costs	Accumulated Depreciation and Amortization	Total Investment in Real Estate Property, Net
24 Hour Fitness	Forth Worth, TX	6/11/2019	Retail	$11,783,013	$1,012,044	$(19,094)	$12,775,963
Current Year Acquisition:
During the six months ended June 30, 2019, the Company acquired the following property:

Property	Acquisition Date	Land	Buildings and Improvements	Tenant Origination and Absorption Costs	Total
24 Hour Fitness	6/11/2019	$2,964,202	$8,818,811	$1,012,044	$12,795,057

Purchase price	$12,375,000
Acquisition and closing costs	420,057
Acquisition fee to affiliate (see Note 6)	(371,250)
Acquisition of real estate investment before financing	$12,423,807

Capitalized acquisition fee payable to the Advisor for the 24 Hour Fitness property acquired during the six months ended June 30, 2019 is as follows:

Property	Amount
24 Hour Fitness	$371,250
The non-cancelable lease terms of the properties acquired during the six months ended June 30, 2019 are as follows:

Property	Lease Expiration
24 Hour Fitness	3/31/2027
The purchase price allocations reflected in the condensed financial statements are based upon estimates and assumptions at the time of acquisition that are subject to change which may impact the fair value of the assets and liabilities above (including real estate investments, other assets and accrued liabilities).
During the six months ended June 30, 2019, the Company recognized $54,302 of total revenue related to this property.
Current Year Disposition:
There was no disposition of real estate investment property during six months ended June 30, 2019.
Operating Leases
As of June 30, 2019, the future minimum contractual rent payments due to the Company under the Company’s non-cancelable operating leases over the next five years and thereafter, excluding any renewal periods, are as follows:

July through December 2019	$453,780
2020	907,560
2021	907,560
2022	998,460
2023	1,016,640
2024	1,016,640
Thereafter	2,287,440
$7,588,080
Revenue Concentration
The Company’s revenue concentration based on tenants representing greater than 10% of total revenues for the six months ended June 30, 2019 were as follows:

Property and Location	Six Months Ended June 30, 2019
	Revenue	Percentage of Total Revenue
24 Hour Fitness, TX	$54,302	100.0%
Asset Concentration
The Company’s portfolio asset concentration (greater than 10% of total assets) for the fiscal period June 30, 2019 was as follows:

	June 30, 2019
Property and Location	Net Carrying Value	Percentage of Total Assets
24 Hour Fitness, TX	$12,775,963	62.7%

Intangibles
As of June 30, 2019, the Company’s lease intangibles were as follows:

Tenant Origination and Absorption Costs
Cost	$1,012,044
Accumulated amortization	(5,406)
Net amount	$1,006,638
The intangible asset acquired in connection with this acquisition has a remaining amortization period of approximately 7.3 years as of June 30, 2019. The amortization of intangible assets over the next five years and thereafter is expected to be as follows:

Tenant Origination and Absorption Costs
July through December 2019	$64,875
2020	129,749
2021	129,749
2022	129,749
2023	129,749
2024	129,749
Thereafter	293,018
$1,006,638
Note 4. Investments in Unconsolidated Entities
The Company’s investments in unconsolidated entities as of June 30, 2019 and December 31, 2018 are as follows:

	June 30,	December 31,
	2019	2018
ACA Stadium View Student Housing DST	$5,044,301	$5,425,064
AC Prado, LLC	77,250	77,250
ACA Illinois Tier 1 Student Housing DST	206,000	206,000
AC Villas, LLC	135,960	—
Total	$5,463,511	$5,708,314
2019 Investment
AC Villas, LLC ("AC Villas")
On January 30, 2019, the Company invested $132,000 to acquire an approximate 1.0% interest in AC Villas, LLC ("AC Villas"), an affiliate of Arrimus. AC Villas acquired a student housing development which is located at 800 West 26th Street, Austin, Texas, ¼ mile from the University of Texas campus ("Villas on 26th Property"). Arrimus and Mr. Ray Wirta, the chairman of the Company's board of directors, have a business relationship through which Mr. Wirta receives financial consideration. Mr. Wirta is also the father of one of Arrimus’ principals. Therefore, the acquisition of the interest in ACA Villas was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board of directors. In connection with the acquisition of the Company’s interest, the Company accrued an acquisition fee of $3,960 to the Advisor in accordance with the terms of its Advisory Agreement (see Note 6).

The Villas on 26th Property is a Class A student housing property built in 2014 and is comprised of 49 units with three- to six-bed layouts (182 beds) within one five - story building with ample subterranean parking. The dwelling units are fully furnished, including Polk audio surround sound systems, Apple TVs and 60” flat screens in every living room, stainless steel appliances, full sized washer/dryers, wood flooring and walk-in closets. Villas on 26th Property has various amenities, including a 24-hour fitness center, live feed security cameras throughout and a large hot tub on the mezzanine level. Villas on 26th residents also enjoy access to nearby various retail spaces.
The Company has accounted for this investment using the cost method of accounting as the Company does not have the ability to exercise significant influence on ACA Villas.
2018 Investments
ACA Stadium View Student Housing DST ("ACA Stadium View")
On April 23, 2018, the Company acquired its first student housing real estate investment through the acquisition of 5,929.9 non-voting, Class A Beneficial Interests in ACA Stadium View, a Delaware statutory trust formed by ACA Stadium View Depositor, LLC, a Delaware limited liability company ("Stadium View Depositor"). The purchase price for the interests was $5,500,000, which constitutes an approximate 31.5598% interest in ACA Stadium View. Arrimus, is a related party; therefore, the acquisition of the interest in ACA Stadium View was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board of directors. In connection with the acquisition of the Company’s interest, the Company incurred an acquisition fee $412,032 to the Advisor in accordance with the terms of its Advisory Agreement.
ACA Stadium View owns a student housing development, known as "Stadium View Suites" built in 2016 and 2017, which is located at 1206, 1210, 1214, 1218, and 1222 South Fourth Street, Ames, Iowa, 50010 (the "Stadium View Property"). The unaudited implied value of the Stadium View Property in ACA Stadium View was $43,519,936 after excluding operating reserves of $490,064 and reflecting an existing mortgage loan in the amount of $25,220,000 (the "Loan"). The Company’s interest in the Stadium View Property was equivalent to $13,734,417. The Loan was approximately 58% of the Stadium View Property’s unaudited implied value. The Loan had a remaining term of approximately 9.5 years at the acquisition date, bore interest at the fixed rate of 3.95% per annum, with interest only payments for the remaining term and a principal balance balloon payment due at maturity. ACA Stadium View leases Stadium View Property through a master lease agreement to an operating entity which is the master tenant.
The master tenant rents the Class A Stadium View Property to students who attend Iowa State University, a Big 12 Conference member, and consists of five 4-story apartment buildings and a maintenance facility building. The Stadium View Property has 197 two-, three-, and four-bedroom units with 518 individual tenant beds with average occupancy during the six months ended June 30, 2019 of 90.1%, as reported in the second quarter report of the property by the property manager. Stadium View Property amenities include a clubhouse, fitness room, study and business lounge, game room, coffee bar, tanning bed, fire pit and barbeque grills. The student lease agreements are generally for a period of one year or less.
The Company has performed a consolidation analysis of its investment in ACA Stadium View in accordance with Accounting Standards Codification 810, Consolidation (Topic 810) as described in the "Variable Interest Entities" section. The Company has determined, as a result of its analysis, that it is not the primary beneficiary of its investment in ACA Stadium View, and therefore has not consolidated the entity. The Company has appropriately accounted for its investment under the equity method of accounting.
The breakdown of the Company’s investment in ACA Stadium View as of June 30, 2019 and December 31, 2018 follows:

	June 30,	December 31,
	2019	2018
Purchase price	$5,500,000	$5,500,000
Capitalized acquisition fee to Advisor	412,032	412,032
Capitalized legal fees	6,667	6,667
Share in loss from investment in unconsolidated entity	(461,919)	(266,837)
Distributions received from investment in unconsolidated entity	(412,479)	(226,798)
Total	$5,044,301	$5,425,064

The following is summarized financial information for ACA Stadium View:

	June 30,	December 31,
	2019	2018
Assets:
Real estate investments, net	$38,465,266	$39,508,783
Cash, cash equivalents and restricted cash	644,380	607,911
Other assets	156,766	54,413
Total assets	$39,266,412	$40,171,107

Liabilities:
Mortgage notes payable, net	$25,053,565	$25,000,236
Other liabilities	1,349,060	712,450
Total liabilities	26,402,625	25,712,686
Total shareholders’ equity	12,863,787	14,458,421
Total liabilities and shareholders’ equity	$39,266,412	$40,171,107

	Six Months Ended	Period from April 23 to
	June 30, 2019	June 30, 2018
Total revenue	$1,352,152	$1,783,067
Operating expenses:
Depreciation and amortization	1,094,200	1,447,257
Interest expense	495,328	700,100
Other expense	380,776	481,232
Total expenses	1,970,304	2,628,589
Net loss	$(618,152)	$(845,522)
AC Prado, LLC ("AC Prado")
On September 18, 2018, the Company invested $75,000 to acquire an approximate 0.5% interest in AC Prado, a limited liability company formed under the Delaware Limited Liability Company Act for the purpose of acquiring, operating, holding for long-term appreciation and ultimately selling certain improved real property located at 7114 UTSA Blvd, San Antonio, Texas, commonly known as Prado at University of Texas San Antonio (the "Prado Property"). Arrimus, a related party, is the managing member of AC Prado. Therefore, the acquisition of the interest in AC Prado was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board of directors. In connection with the acquisition of the Company’s interest, the Company paid an acquisition fee of $2,250 to the Advisor in accordance with the terms of its Advisory Agreement.
Management believes the Prado Property is a Class A student housing property located adjacent to University of Texas at San Antonio. It was built in 2014 and is comprised of 160 units (472 beds) within one four-story building with an attached parking garage. The dwelling units are fully furnished. The Prado Property has various amenities, including a modern clubhouse with media area, game room, coffee bar, community kitchen and study areas. Additionally, it has a 24-hour fitness center, a business center and luxury, resort-style pool with an outdoor grilling station and covered patio area.
The Company has accounted for this investment using the cost method of accounting as the Company does not have the ability to exercise significant influence on AC Prado.

ACA Illinois Tier 1 Student Housing DST ("ACA Illinois")
On December 24, 2018, the Company invested $200,000 to acquire an approximate 1.0% interest in ACA Illinois, a Delaware statutory trust formed by ACA Illinois Tier 1 Depositor, LLC ("Illinois Depositor"). ACA Illinois acquired certain student housing development, commonly known as 212 East, located at 212 East Green Street, Champaign, Illinois, near the University of Illinois at Urbana-Champaign (the "212 East Property") in September 2018. Arrimus, a related party, is the sole member of Depositor. Therefore, the acquisition of the interest in ACA Illinois was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board of directors. In connection with the acquisition of the Company’s interest, the Company incurred an acquisition fee of $6,000 payable to the Advisor in accordance with the terms of its Advisory Agreement.
The 212 East Property is a Class A student housing property located in the heart of the Campustown district. It was built in 2017 and is comprised of 110 units (428 beds) within one six-story building and offers 91 parking spaces in a garage that is restricted to resident and retail use. The dwelling units are fully furnished, including smart TVs in every bedroom and living room, in-unit washer and dryer, and full-size beds. The 212 East Property has various amenities, including a state-of-the-art fitness center; shared and private study rooms/lounges; a community lounge with billiards, TVs and a kitchenette; and an outdoor courtyard featuring a fire pit, grilling areas and hammocks. 212 residents also enjoy access to onsite retail space that includes a yoga studio and two restaurants.
The Company has accounted for this investment using the cost method of accounting as the Company does not have the ability to exercise significant influence on ACA Illinois.
Note 5. Debt
Mortgage Note Payable, Net
The details of the Company’s mortgage note payable as of June 30, 2019 are as follows:

Collateral	Principal Amount	Contractual Interest Rate (1)	Effective Interest Rate (1)	Loan Maturity
24 Hour Fitness property	$6,187,500	4.95%	4.95%	6/11/2024
Less unamortized deferred financing costs	(132,504)
Net	$6,054,996

(1)
Contractual interest rate represents the interest rate in effect under the mortgage note payable as of June 30, 2019. Effective interest rate is calculated as the actual interest rate in effect as of June 30, 2019.

The following were the face value, carrying amount and fair value of the Company’s mortgage note payable (Level 3 measurement):

	June 30, 2019
	Face value	Carrying Value	Fair Value Estimate
Mortgage note payable	$6,187,500	$6,054,996	$6,187,500
Disclosures of the fair values of financial instruments are based on pertinent information available to the Company as of the period end and require a significant amount of judgment. The actual value could be materially different from the Company’s estimate of value.
Unsecured Credit Facility, Net
The Company ("Borrower") has a Business Loan Agreement and Promissory Note (the "Unsecured Credit Facility") with Pacific Mercantile Bank ("Lender"). The Unsecured Credit Facility was a revolving unsecured line of credit for a maximum principal amount of $6,000,000 and was scheduled to mature on June 11, 2019, unless earlier terminated. On April 30, 2019, the Unsecured Credit Facility was amended and restated, reduced to $5,000,000 and extended to September 11, 2019. On September 9, 2019, the Borrower received an extension of the Unsecured Credit Facility through October 15, 2020.

The Unsecured Credit Facility is secured by the continuing guaranties executed by Mr. Raymond E. Wirta, Chairman of the Board of the Company and a manager of the Sponsor, and a trust belonging to Mr. Wirta. Mr. Wirta’s guaranties become effective upon certain triggering events, including the failure by Borrowers to pay one or more subsequent advances within 90 days of disbursement or an event of default under the Unsecured Credit Facility.
Under the terms of the Unsecured Credit Facility, Borrowers pay a variable rate of interest on outstanding amounts equal to one (1) percentage point over an independent index published in The Wall Street Journal Prime Rate. The interest rate was 6.50% as of June 30, 2019 and December 31, 2018. Effective as of September 19, 2019, the interest rate is 6.0%.
The facility contains customary representations, warranties and covenants. The Company’s ability to borrow under the Unsecured Credit Facility is subject to its ongoing compliance with various affirmative and negative covenants, including with respect to indebtedness, guaranties, mergers and asset sales, liens, dividends, corporate existence and financial reporting obligations. The Unsecured Credit Facility also contains customary events of default, including, without limitation, nonpayment of principal, interest, fees or other amounts when due, violation of covenants, breaches of representations or warranties and change of ownership. Upon the occurrence of an event of default, Lender may accelerate the repayment of amounts outstanding under the Unsecured Credit Facility and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period. As of June 30, 2019 and December 31, 2018, the Company had $4,998,741 and $0 outstanding borrowings, net of deferred financing costs, respectively, under the Unsecured Credit Facility. As of September 26, 2019, the amount outstanding under the Unsecured Credit Facility was $3,726,361.
All Debt Agreements
Pursuant to the terms of mortgage note payable on the Company’s property and the unsecured credit facility, the Company and/or the Borrowers are subject to certain financial loan covenants. The Company and/or the Borrowers were in compliance with all terms and conditions of the applicable loan agreements as of June 30, 2019.
The following summarizes the future principal repayments of the Company’s mortgage note payable and unsecured credit facility as of June 30, 2019:

	Mortgage Note Payable	Unsecured Credit Facility	Total
July through December 2019	$49,633	$5,000,000	$5,049,633
2020	92,525	—	92,525
2021	98,151	—	98,151
2022	103,192	—	103,192
2023	108,492	—	108,492
2024	5,735,507	—	5,735,507
Total debt	6,187,500	5,000,000	11,187,500
Less unamortized deferred financing costs	(132,504)	(1,259)	(133,763)
Net debt	$6,054,996	$4,998,741	$11,053,737
Interest Expense
The following is a reconciliation of the components of interest expense for the six months ended June 30, 2019 and 2018:

	Six Months Ended June 30,
	2019	2018
Mortgage note payable:
Interest expense	$17,015	$—
Amortization of deferred financing costs	1,467	—
Unsecured credit facility:
Interest expense	17,153	54,916
Amortization of deferred financing costs	7,201	4,688
Total interest expense	$42,836	$59,604

Note 6. Related Party Transactions
The Company pays the independent members of its board of directors for services rendered. The total amount paid was $18,000 for both the six months ended June 30, 2019 and 2018, which the Company paid by issuing shares of the Company's common stock to the directors in accordance with the terms of its director compensation program.
The following are investments in Arrimus controlled and/or managed entities. Arrimus is a related party (see Note 4).
2019 Investment
The Company invested an approximate 1.0% interest in AC Villas, an affiliate of Arrimus. The acquisition of the interest in AC Villas was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board of directors.
2018 Investments
The Company’s first investment was an approximate 31.5598% interest in ACA Stadium View, which was formed by Arrimus. The acquisition of the Company’s 31.5598% interest in the Trust was approved by the conflicts committee of the Company’s board of directors. This acquisition was also approved by the Company’s board of directors with Mr. Wirta recusing himself from voting.
The Company also invested an approximate 0.5% interest in AC Prado. AC Prado’s managing member, AC Prado Manager, LLC, a Delaware limited liability company, and Arrimus are under common control and ownership. This acquisition was also approved by the Company’s board of directors with Mr. Wirta recusing himself from voting.
Furthermore, the Company invested an approximate 1.0% interest in ACA Illinois. Arrimus is the sole member of Illinois Depositor. The acquisition of the interest in ACA Illinois was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board.
Advisory Agreement
The Company has entered into an advisory agreement (the "Advisory Agreement") with the Advisor and the Sponsor. The Advisory Agreement entitles the Advisor to specified fees upon the provision of certain services with regard to the investment of funds in real estate investments, the management of those investments, among other services, and the disposition of investments, as well as entitles the Advisor to reimbursement of organization and offering costs incurred by the Advisor or Sponsor on behalf of the Company, such as expenses related to the Offering, and certain costs incurred by the Advisor or Sponsor in providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the Advisory Agreement. The Sponsor also serves as the sponsor and advisor for Rich Uncles Real Estate Investment Trust I ("REIT I") and the sponsor of RW Holdings NNN REIT. During the six months ended June 30, 2019 and 2018, no business transactions occurred between the Company and REIT I, or NNN REIT, other than described below.

The costs incurred by the Company pursuant to the Advisory Agreement for the six months ended June 30, 2019 and 2018, as well as the related payable or receivable as of June 30, 2019 and December 31, 2018 are included and summarized in the table below. The receivable and payable are presented in the condensed balance sheets as "Due from affiliates" and "Due to affiliates." See additional information regarding the Advisory Agreement in Note 8.

	Six Months Ended June 30, 2019	June 30, 2019		Six Months Ended June 30, 2018	December 31, 2018
	Incurred	Receivable	Payable	Incurred	Receivable	Payable
Expensed:
Asset management fees (1)	$72,355	$—	$159,208	$31,482	$—	$86,853
Directors and officers’ insurance reimbursements	12,417	—	—	9,008	39,418	—
Expense reimbursements from Sponsor (2)	(139,691)	—	—	(67,430)	12,280	—
Capitalized:
Acquisition fees	375,210	—	400,841	392,402	—	25,631
Reimbursable organizational and offering expenses (3)	104,567	—	2,013	91,009	—	715
		$—	$562,062		$51,698	$113,199

(1)
Included in fees to affiliates in the accompanying condensed statements of operations. The asset management fees of $72,355 and $31,482 for the six months ended June 30, 2019 and 2018, net of $24,119 and $0 asset management fees waived, respectively, have been deferred to support the monthly distributions during the start-up of operations.

(2)
Includes payroll costs related to Company employees that answer questions from prospective stockholders. See "Investor Relations Payroll Expense Reimbursement from Sponsor" below. The Sponsor has agreed to reimburse the Company for these investor relations payroll costs which the Sponsor considers to be offering expenses in accordance with the Advisory Agreement. The receivables related to these costs are reflected in "Due from affiliates" in the condensed balance sheets.

(3)
As of June 30, 2019, the Sponsor had incurred $1,874,473 of organizational and offering expenses on behalf of the Company. However, the Company is only obligated to reimburse the Sponsor to the extent of 3.0% of gross offering proceeds, which was $330,335 for the period ended June 30, 2019. The Company had reimbursed the Sponsor for $328,322 as of June 30, 2019 and $2,013 was payable to the Sponsor and is reflected in "Due to affiliates" in the condensed balance sheets.

The following summarizes all compensation and fees that the Company will pay the Advisor, Sponsor and their affiliates. The board of directors, including a majority of the conflicts committee (comprised of all of the Company’s independent directors), has the right to change the compensation arrangements with the Advisor or Sponsor in the future without the consent of the Company’s stockholders.
Organization and Offering Costs
The Company is obligated to reimburse the Sponsor or its affiliates for organizational and offering expenses (as defined in the Advisory Agreement) paid for by the Sponsor on behalf of the Company. The Company will reimburse the Sponsor for organizational and offering expenses up to 3.0% of gross offering proceeds. The Sponsor and affiliates will be responsible for any organizational and offering expenses to the extent they exceed 3.0% of gross offering proceeds. To the extent such organization and offering expenses are initially borne by the Company, the Sponsor will reimburse the Company for such expenses. Such expenses are then included in the organizational and offering expenses for which the Sponsor is entitled to reimbursement, subject to a maximum of 3.0% of gross offering proceeds. As of June 30, 2019 and December 31, 2018, the Sponsor has incurred organizational and offering expenses in excess of 3.0% of the gross offering proceeds received by the Company. To the extent the Company has more gross offering proceeds from future stockholders, the Company will be obligated to reimburse the Sponsor. As the amount of future gross offering proceeds is uncertain, the amount the Company will be obligated to reimburse to the Sponsor is uncertain. Through June 30, 2019, the Company has reimbursed the Sponsor $328,322 in organizational and offering costs. The Company’s maximum liability for organizational and offering costs through June 30, 2019 was $330,335, of which $2,013 was payable as of June 30, 2019 and is included in "Due to affiliates" in the condensed balance sheet.

Investor Relations Payroll Expense Reimbursement from Sponsor
The Company employs investor personnel that answer inquiries from potential investors regarding the Company and/or its Offering. The payroll expense associated with the investor relations personnel is reimbursed by the Sponsor. The Sponsor considers these payroll costs to be offering expenses. The payroll expense reimbursements from the Sponsor for the six months ended June 30, 2019 and 2018 were $139,691 and $67,430, respectively.
Acquisition Fees
The Company will pay the Advisor acquisition fees in the amount equal to 3.0% of the costs of each investment. The total of all acquisition fees and acquisition expenses shall be reasonable and shall not exceed 6.0% of the contract price of the property. However, a majority of the directors (including a majority of the conflicts committee) not otherwise interested in the transaction may approve fees in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to the Company. For the six months ended June 30, 2019, the Company incurred $375,210 of acquisition fees, of which the full amount of $375,210 was payable as of June 30, 2019 and $371,250 was paid in August 2019.
Asset Management Fees
The Company will pay the Advisor and its affiliates asset management fees in the amount equal to 0.1% of the total investment value of the assets monthly. For purposes of this fee, "total investment value" means, for any period, the total of the aggregate book value of all of the Company’s assets, including assets invested, directly or indirectly, in properties, before deducting depreciation or bad debts or other similar non-cash items.
During the Company’s Offering stage, the Advisor may elect, in its sole discretion, to defer all or any portion of its monthly asset management fee to support distributions. The total amount of asset management fees incurred for the six months ended June 30, 2019 was $72,355, which was deferred, net of waived asset management fees of $24,119. Asset management fees deferred through June 30, 2019 was $159,208, and included in "Due to affiliates" in the condensed balance sheet. This amount is net of $52,898 of cumulative asset management fees waived through June 30, 2019.
Financing Coordination Fees
Other than with respect to any mortgage or other financing related to a property concurrent with its acquisition, if the Advisor provides a significant amount of the services in connection with the financing or refinancing of any debt that the Company obtains relative to properties, the Company will pay the Advisor or its assignees a financing coordination fee equal to 1.0% of the amount of such financing.
Disposition Fees
For significant assistance in connection with the sale of properties, the Company will pay the Advisor or its affiliates an amount equal to 3.0% of the contract sales price of each property sold; provided, however, that if in connection with such disposition, commissions are paid to third parties unaffiliated with the Advisor or its affiliates, the disposition fees paid to the Advisor, its affiliates and unaffiliated third parties may not exceed 6.0% of the contract sales price.
Liquidation Fees
The Company will pay the Advisor a liquidation fee calculated from the value per share resulting from a liquidation event, including but not limited to a sale of all of the properties, a public listing, or a merger with a public or non-public company, equal to 30.0% of the increase in the resultant value per share compared to the Highest Prior NAV per share, if any, multiplied by the number of outstanding shares as of the liquidation date, subordinated to payment to stockholders of the Preferred Return, pro-rated for the year in which the liquidation event occurs.

Operating Expenses
Unless the Company’s conflicts committee and directors make a finding, based on nonrecurring and unusual factors which they deem sufficient, that a higher level of expenses is justified for a period, the Company will not reimburse the Advisor and its affiliates for any amount by which its operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of: (i) 2.0% of average invested assets or (ii) 25.0% of net income other than any additions to depreciation, bad debt or other similar noncash items and excluding any gain from the sale of assets for that period (the 2%/25% Limitation"). In the event that annual operating expenses exceed these limits as of the end of a six-month calendar period (for the 12-months then ended) the directors must, within 60 days after the end of such six-month period, inform the stockholders of the factors the directors considered in arriving at the conclusion that such higher operating expenses were justified. If the directors do not determine the higher expenses were justified for the period, they must cause the Advisor, Sponsor and affiliates to reimburse the Company to the extent these limitations were exceeded. Additionally, the Company will not reimburse the Advisor, Sponsor and affiliates for personnel costs in connection with services for which any of them receives acquisition fees or disposition fees. Operating expense reimbursements for the four fiscal quarters ended June 30, 2019 exceeded the 2%/25% Limitation given the costs of operating a public company and the early stage of operations, and accordingly, no reimbursement of operating expenses has been made.
Subordinated Participation Fees
The Company will pay the Advisor or an affiliate a subordinated participation fee calculated as of December 31 of each year and paid (if at all) in the immediately following January. The subordinated participation fee is only due if the Preferred Return, as defined, is achieved and is equal to the sum of (using terms as defined in the Advisory Agreement):

(i)
30.0% of the product of (a) the difference of (x) the Preliminary NAV per share minus (y) the Highest Prior NAV per share, multiplied by (b) the number of shares outstanding as of December 31 of the relevant annual period, but only if this results in a positive number, plus

(ii)
30.0% of the product of: (a) the amount by which aggregate cash distributions to stockholders during the annual period, excluding return of capital distributions, divided by the weighted average number of shares outstanding for the annual period, exceed the Preferred Return, multiplied by (b) the weighted average number of shares outstanding for the annual period calculated on a monthly-basis.

Note 7. Commitments and Contingencies
Economic Dependency
The Company depends on the Sponsor and the Advisor for certain services that are essential to the Company, including the sale of the Company’s shares of common stock, the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.
Legal and Regulatory Matters
From time-to-time, the Company may become party to legal proceedings that arise in the ordinary course of its business. The Company is not a party to any legal proceeding, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.
As disclosed in the Company’s Offering Circular, the SEC has been conducting a non-public fact-finding inquiry regarding REITs that are affiliated with the Sponsor. While the Company was not a formal named party in this inquiry, information has been provided by the Sponsor relating to the Company’s “testing the waters” announcements that were published prior to the commencement of its public stock offering.
Recently, the Company’s Sponsor proposed a settlement of the investigation to the SEC and, on September 26, 2019, the SEC accepted the settlement and entered an order (the “Order”) instituting proceedings against the Sponsor pursuant to Section 8A of the Securities Act and Section 21C of the Exchange Act. The Company is not a party to the settlement and understands that the staff of the enforcement division of the SEC does not to intend to recommend any action against the Company.

Under the settlement, the Sponsor, without denying or admitting any substantive findings in the Order, consented to entry of the Order, finding violations by it of Section 5(b)(1) of the Securities Act and Section 15(a) of the Exchange Act. The Order does not find that the Sponsor violated any anti-fraud provisions of the federal securities laws or any other law and does not find any criminal violations or any scienter based violation involving the offer and sale of securities.
Under the terms of the Order, the Sponsor agreed to (i) cease-and-desist from committing or causing any future violations of Section 5(b) of the Securities Act and Section 15(a) of the Exchange Act, (ii) pay to the SEC a civil money penalty in the amount of $300,000 within 14 days of the entry of the Order, and (iii) undertake that any real estate investment trust which is or was formed, organized, or advised by it, including the Company, will not distribute securities except through a registered broker-dealer. Although the Company is not a party to the settlement or the Order, the Sponsor’s undertaking in the Order will result in the securities the Company issues in the Offering being distributed only through a registered broker-dealer.
On September 18, 2019, a lawsuit was filed in the Superior Court of the State of California, County of Los Angeles, against the Company's Sponsor by “John Doe,” a fictitiously-named individual who was one of its Sponsor’s former employees. Though the Company's Sponsor has not yet received formal service of this lawsuit, the Company's Sponsor understands that the plaintiff is their former Chief Digital Officer, who along with six other employees was subject to a reduction in force, communicated to all in advance, that was the result of financial constraints of the Sponsor which necessitated the elimination of numerous job positions. In the lawsuit, the former employee claims he was terminated in retaliation for his purported whistleblowing with respect to alleged misleading statements made by the Company's Sponsor and fraudulently induced arbitration requirements applicable to employees and investors. The complaint seeks to enjoin and rescind the enforcement of the arbitration agreement signed by the former employee and the arbitration requirements related to this complaint. The Company's Sponsor strongly denies all the allegations in this complaint and intends to vigorously defend against the claims made by the plaintiff.
Note 8. Subsequent Events
The Company evaluates subsequent events up until the date the financial statements are issued.
Acquisition of Real Estate
On September 27, 2019, the Company completed the acquisition of a single-story retail building with approximately 2,100 square feet located in Manhattan, Kansas, near Kansas State University. This property is 100% leased to Starbucks Corporation. The property’s double-net lease expires on June 30, 2029. The property is expected to generate $1,091,000 in total rental revenue over the course of its remaining lease term. The contract purchase price for the property was $1,808,128 which was funded with net proceeds from the Company’s registered offering of common stock. The seller of the property was not affiliated with the Company or its affiliates. Under the terms of the Company’s Advisory Agreement with its sponsor, BrixInvest, LLC, and its Advisor, the Company will pay the Advisor an acquisition fee of $54,244 in connection with this acquisition.
Distributions
Distributions declared for periods subsequent to June 30, 2019 were as follows:

Distribution Period	Rate Per Share Per Day	Declaration Date	Payment Date
July 1-31, 2019	$0.00081522	June 25, 2019	August 21, 2019
August 1-31, 2019	$0.00081522	June 25, 2019	September 18, 2019
September 1-30, 2019	$0.00081522	June 25, 2019	October 21, 2019 (1)
October 1-31, 2019	$0.00080645	September 25, 2019	November 21, 2019 (1)

(1)	Expected payment date.
Offering Status
Through August 31, 2019, the Company had sold 2,557,955 shares of the Company’s common stock pursuant to the Offering for aggregate gross offering proceeds of $12,789,784, which included 70,546 shares of common stock sold under its SRP Offering for aggregate gross proceeds of $352,741.
Shareholder Repurchase Program
Subsequent to June 30, 2019, the Company had repurchased 54,627 shares of common for $265,807.

Temporary Suspension of the Offering, Share Repurchase Program and Distribution Reinvestment Plan
The Company's Sponsor recently announced that it has entered into a contribution agreement with NNN REIT whereby the Sponsor would contribute substantially all of its assets to NNN OP, including the Company's Advisor and the advisory agreement the Company has entered into with its Advisor. Concurrent with NNN REIT’s suspension of its offering, and given the pendency of the NNN REIT self-management transaction, the Company has also chosen to suspend its offering as the Company assesses its external advisor options, which could include negotiating a new advisory agreement or continuing with the Company's existing Advisor. After the Company concludes its assessment of the various options, the Company will update its SEC filings to report the determination of the Company's board of directors.
On September 20, 2019, the Company filed a Form 1-U dated September 19, 2019 announcing that effective on the close of business on September 18, 2019 the Company temporarily suspended the Offering of its common stock and will defer any capital inflows until the Company announces a decision with regard to the retention of an external advisor. The Company also announced that its distribution reinvestment plan has been temporarily suspended and during the suspension all future distributions shall be paid to the Company’s stockholders in cash. In addition, the SRP will be temporarily suspended effective on October 19, 2019. The Offering, DRP and SRP will remain suspended until such time, if any, as the board of directors, in its discretion, may approve their reinstatement, at which time stockholders enrolled in the DRP will again automatically purchase shares pursuant to such program and will again be eligible to participate in the SRP, unless otherwise determined by the Company’s board of directors.

Item 4. Exhibits
INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Articles of Incorporation (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed on November 28, 2017)

2.2*	Articles of Amendment (incorporated by reference to Exhibit 2.4 to the Company’s Offering Statement on Form 1-A/A, filed on March 22, 2018)

2.3*	Articles of Amendment (incorporated by reference to Exhibit 2.3A to the Company’s Offering Statement on Form 1-A/A, filed on December 14, 2018)

2.4*	Bylaws (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A, filed on November 28, 2017)

3*	Distribution Reinvestment Plan (incorporated by reference to a copy thereof filed as Appendix B to the Company’s Offering Circular pursuant to Rule 253(g)(2) on April 17, 2018)

4*	Form of Investment Form and Subscription Agreement (incorporated by reference to a copy thereof filed as Appendix A to the Company’s Offering Circular pursuant to Rule 253(g)(2) on April 17, 2018)

6.1*
Advisory Agreement between Brix Student Housing REIT, Inc., Brix Student Housing Operator, LLC and BrixInvest, LLC (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed on November 28, 2017)

6.2*	Conflicts Committee Charter (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on November 28, 2017)

15*	Offering Circular (incorporated by reference to a copy thereof filed with Amendment No. 1 to Form 1-A POS pursuant to Rule 253(g)(2) on April 18, 2019)

15.1*	Supplement No. 1 to Offering Circular (incorporated by reference to a copy thereof filed pursuant to Rule 253(g)(2) on September 24, 2019)

*	Previously filed.

Signatures
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, Inc.

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer
September 27, 2019
Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name and Signature	Title	Date

/s/ AARON S. HALFACRE	Chief Executive Officer	September 27, 2019
Aaron S. Halfacre	(principal executive officer)

/s/ RAYMOND J. PACINI	Chief Financial Officer	September 27, 2019
Raymond J. Pacini	(principal financial officer)

/s/ SANDRA G. SCIUTTO	Chief Accounting Officer,	September 27, 2019
Sandra G. Sciutto	(principal accounting officer)